

Mail Stop 4561

July 20, 2007

Nathan Amery
President and Chief Executive Officer
Magenta Media (US) Inc.
Suite 5.12, 130 Shaftesbury Avenue
London, W1D 5EU United Kingdom

> **Re:** **Magenta Media (US) Inc.**
> **Form 8-K**
> **Filed on July 6, 2007**
> **File No. 0-52451**

Dear Mr. Amery:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on July 6, 2007

1.      We note that your former independent registered public accounting firm resigned effective January 16, 2007 and that you engaged new independent registered public accountants on January 29, 2007. Subsequent to these events, by letter dated February 1, 2007, you requested acceleration of the effectiveness of a registration statement on Form SB-2 and the registration statement became effective on February 6, 2007. Tell us what consideration was given to the requirements of Item 23 of Form SB-2 in determining that no amendment to the registration statement was necessary prior to your acceleration request to disclose the changes in your independent registered public accountants. We may have further comment.

2.	We note also that on March 13, 2007 you filed your initial periodic report on Form 10-QSB. Tell us what consideration was given to the requirements of Item 5 of Form 10-QSB in determining that no disclosure of the changes in your independent registered public accountants was required. We may have further comment.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tamara Tangen, Senior Staff Accountant, at (202) 551-3443 or the undersigned at (202) 551-3730.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant